EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C:
  Submission of matters to a vote of Security holders.

 Attachment to item 77Q3:
 NSAR certification - filed as:  EX-99.77Q3 CERT

------------------------------------------------------------------

EXHIBIT A:
                  Report of Independent Accountants

To the Board of Trustees and Shareholders of Kelmoore Strategic Trust

In planning and performing our audits of the financial statements of Kelmoore Strategy(R) Fund, Kelmoore Strategy(R) Eagle Fund, and Kelmoore Strategy(R) Liberty Fund (constituting Kelmoore Strategic Trust, hereafter referred to as the "Trust") for the year ended February 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Trust is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles.
Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of February 28, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
April 9, 2003


EXHIBIT B:
SUB-ITEM 77C:

SHAREHOLDER VOTING RESULTS:  A Special Meeting of
Shareholders of Kelmoore Strategic Trust was held on December 3, 2002. The following represents the results of the proposals voted on:

PROPOSAL 1

To approve a change of the Kelmoore Strategy(R) Fund's classification from diversified to non-diversified
(shareholders of the Kelmoore Strategy(R) Fund).

Affirmative  19,692,895
Against       2,314,687
Abstain       1,550,196

PROPOSAL 2

To approve a change of the Kelmoore Strategy(R) Eagle Fund's classification from diversified to non-diversified
(shareholders of the Kelmoore Strategy(R) Eagle Fund).

Affirmative  11,864,194
Against       1,715,363
Abstain       1,139,712

PROPOSAL 3

To approve a change of the Kelmoore Strategy(R) Liberty Fund's classification from diversified to non-diversified
(shareholders of the Kelmoore Strategy(R) Liberty Fund).

Affirmative  1,957,170
Against        122,176
Abstain         99,707